[redacted]

*AB 3/24

14049280

UI
SECURITIES AN
Washi

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH, DC
193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bonds.com Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway, 31st Floor
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ryan 646-564-3267 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLC
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/26/14

OATH OR AFFIRMATION

I, George O'Krepkie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bonds.com Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Affirmed before me this 26th day of Feb, 2014

Christine King

Notary Public

CHRISTINE KING
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #02KI6191114
COMM. EXP. 8/4/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

BONDS.COM, INC.

(a wholly-owned subsidiary of Bonds.com Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

BONDS.COM, INC.
(a wholly-owned subsidiary of Bonds.com Holdings, Inc.)

Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Executive Management
Bonds.com, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Bonds.com, Inc. as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bonds.com, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
February 27, 2014

BONDS.COM, INC.
(a wholly-owned subsidiary of Bonds.com Holdings, Inc.)

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 120,991
Receivable from clearing broker	1,184,193
Due from parent	1,573,218
Prepaid expenses and other assets	114,452
Property and equipment, net	185,648
Intangible assets	27,657
Other assets	84,689
Total assets	$ 3,290,848
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 435,729
Deferred rent	24,664
Total liabilities	460,393
Commitments and contingencies (Note N)	
Stockholders' equity:	
Common stock $0.01 par value; 1,000 authorized, issued and outstanding shares	10
Additional paid-in capital	25,065,658
Accumulated deficit	(22,235,213)
Total stockholders' equity	2,830,455
Total liabilities and stockholders' equity	$ 3,290,848

NOTE A - DESCRIPTION OF BUSINESS

Bonds.com, Inc. (the "Company") was incorporated in the State of Delaware on April 27, 1999 under the name Pedestal Capital Markets, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is 100% owned by Bonds.com Holdings, Inc. Bonds.com Holdings, Inc. is 100% owned by Bonds.com Group, Inc. Bonds.com Holdings, Inc. and Bonds.com Group, Inc. are collectively known as the Parent.

The Company offers corporate bonds through its proprietary trading platform via its www.bondspro.com website and also through the Company's registered representatives. The Company does not carry accounts for customers or perform custodial functions related to securities. The Company acts on a riskless principal basis in securities transactions that are cleared through a non-affiliated clearing firm.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Cash and cash equivalents:

The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with original maturities of three (3) months or less at acquisition, to be cash equivalents.

[3] Revenue:

The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counter-party to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing broker. Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

[4] Income taxes:

The Company is included in the federal and state income tax returns filed by the Parent. Federal and state income taxes, if applicable, are allocated as if the Company filed on a separate return basis.

Deferred income tax assets and liabilities are recognized for the tax consequences of net operating losses ("NOLs") carried forward and temporary differences based on the difference between the financial statement and tax basis of existing assets and liabilities using the tax rates expected in the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Income taxes: (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. As of December 31, 2013, the Company did not have a liability for any uncertain tax positions.

The Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years prior to 2010.

[5] Share-based compensation:

The Parent accounts for its share-based awards associated with share-based compensation arrangements with employees and directors at fair value. Share-based awards granted by the Parent are recorded as compensation. These share-based awards are measured based on the fair value of the equity instrument at the date of grants and are expensed over the vesting period using the Black-Scholes option-pricing model.

[6] Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful lives of the assets per the following table. Leasehold improvements are amortized over the shorter of the estimated useful lives or related lease terms. The Company periodically reviews property and equipment to determine that the carrying values are not impaired.

Category	Lives
Computer equipment	3 years
Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	length of lease

[7] Intangible assets:

Intangible assets are initially recorded at cost, or fair value if acquired in a business combination. Amortization is provided for on a straight-line basis for definite-lived intangible assets over the estimated useful lives of the assets.

Category	Lives
Software	3 years
Capitalized software development costs	3 years
Capitalized website development	3 years

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Intangible assets: (continued)

Costs for software developed for internal use are accounted for through the capitalization of costs incurred in connection with developing or obtaining internal-use software. Costs incurred during the preliminary project along with post-implementation stages of internal use computer software development and costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility and estimated economic life.

The Company evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. When events or circumstances indicate impairment may exist, the Company assesses the recoverability of its definite-lived intangible assets by determining whether the unamortized balance can be recovered over the assets remaining life through undiscounted forecasted cash flows. At December 31, 2013, the Company determined that $930,413 of capitalized software development costs were impaired (see Note D).

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2013:

	December 31, 2013		
	Gross	Accumulated Depreciation and Amortization	Net
Computer equipment	$ 314,977	$ (184,044)	$ 130,933
Furniture and fixtures	16,250	(9,365)	6,885
Office equipment	2,106	(1,027)	1,079
Leasehold improvements	204,212	(157,461)	46,751
Property and equipment, net	$ 537,545	$ (351,897)	$ 185,648

NOTE D - INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2013:

	Gross	Accumulated Amortization	Impairment	Net
Capitalized software development costs	$ 966,250	$ (27,226)	$ (930,413)	$ 8,611
Software	29,579	(10,533)		19,046
Capitalized website development costs	4,718	(4,718)		
Intangible assets, net	$ 1,000,547	$ (42,477)	$ (930,413)	$ 27,657

NOTE E - CLEARING BROKER

The clearing and depository operations for the Company's riskless principal transactions are provided by one clearing broker. Receivable from clearing broker includes cash deposits, credit balances net of debit balances. In the event of the clearing broker's insolvency, recovery of assets may be limited.

NOTE F - INCOME TAXES

At December 31, 2013, the Company had net federal operating loss carryforwards for income tax purposes of approximately $14,614,000 which will expire from 2027 through 2033 and are available to offset future federal, state and local taxable income. At December 31, 2013, the Company had a deferred tax asset of approximately $9,405,000 which principally comprises net operating loss carryforwards and also includes share-based compensation expense. The Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit. During 2013, there was an increase in the deferred tax asset and the valuation allowance of approximately $2,098,000.

Section 382 of the Internal Revenue Code ("Section 382") imposes a limitation on a corporation's ability to utilize NOLs if it experiences an "ownership change". In general, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. In the event that an ownership change occurred, utilization of the Company's NOLs would be subject to an annual limitation under Section 382, determined by multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt interest rate. Any unused annual limitation may be carried over to later years, and the amount of the limitation may under certain circumstances be increased by the built-in gains in assets held by the Company at the time of the change that are recognized in the five-year period after the change. The Company's net operating loss may be subject to limitation under Section 382 due to various issuances of shares by Bonds.com Group, Inc.

NOTE G - RELATED PARTY TRANSACTIONS

The Company operates under an expense-sharing agreement (the "ESA") with its Parent. The agreement requires the Parent to make its personnel available to the Company to the extent necessary for the Company to provide its broker-dealer services (see Note L). The Parent shares office facilities, staff and office equipment with the Company, for which the Company is allocated charges.

At December 31, 2013, the Parent owed $1,573,218 to the Company (see Note O).

NOTE H - STOCKHOLDERS' EQUITY

The Company's Certificate of Incorporation authorizes the issuance of 1,000 shares of common stock, $0.01 par value.

NOTE I - SHARE-BASED COMPENSATION

The Parent has two equity-based compensation plans which have not been approved by stockholders, the 2006 Equity Plan (the "2006 Plan") and 2011 Equity Plan (the "2011 Equity Plan"), which are effective for ten years. The 2006 Plan and 2011 Plan provide for a total of 32,835 and 500,000 shares, respectively, to be allocated and reserved for the purposes of offering non-statutory stock options to employees and consultants and incentive stock options to employees. If any option expires, terminates or is terminated or canceled for any reason prior to exercise in full, the shares subject to the unexercised portion shall be available for future options granted under

NOTE I - SHARE-BASED COMPENSATION (CONTINUED)

the Plan. Options become exercisable over various vesting periods depending on the nature of the grant. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans). Collectively, the 2006 Plan and the 2011 Plan are referred to as the "Plans".

The exercise price of both incentive and non-statutory options may not be less than 100% of the fair market value of the common stock on date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of the Company's common stock. As of December 31, 2013, the Parent had 97,137 options available to grant under the 2011 Plan and 11,951 options available to grant under the 2006 Plan.

On April 25, 2013, the Parent implemented a 1-for-400 reverse split of the Parent's common stock, $0.0001 par value per share ("Reverse Stock Split"). Trading of the common stock on a post-Reverse Stock Split adjusted basis on the OTCQB Market began on April 26, 2013. All historic share and per share information in this financial statement has been retroactively adjusted to reflect the Reverse Stock Split.

On June 20, 2013, the Parent's Board of Directors determined that the previously issued employee stock options no longer served their original purpose of providing incentives to employees because the exercise price in excess of the current fair market value of the Common Stock. To address this concern, the Parent adopted an omnibus amendment on June 20, 2013 to amend the terms of all outstanding non-qualified employee stock options issued to existing employees under the Parent's 2011 Equity Plan (the "Omnibus Amendment"), including non-qualified stock options issued to Thomas Thees (the Parent's former Chief Executive Officer), George O'Krepkie (the Parent's President and Co-Chief Executive Officer), and John Ryan (the Parent's Chief Financial Officer, Chief Administrative Officer and Co-Chief Executive Officer). Additionally, the Parent and Mr. O'Krepkie entered into the Amendment No.1 to Non-Qualified Stock Option Agreements (the "O'Krepkie Amendment"), dated as of June 20, 2013, pursuant to which the parties amended the terms of the non-qualified stock options issued to Mr. O'Krepkie on February 2, 2011.

On December 11, 2013, the Parent and Mr. Thees entered into a Consulting Agreement, which resulted in the acceleration of recognizing compensation expense pertaining to Mr. Thees' award. Under the Omnibus Amendment and the O'Krepkie Amendment, the exercise price of the options subject to such amendments has been reduced to $8.35 per share, which was the most recent closing price as of the date of grant as reported on the OTCQB Marketplace. The number of shares, the terms of vesting, and the expiration date for each of the non-qualified stock options remain unchanged by such amendments.

As a result of the re-pricing of the stock options, additional compensation expense of approximately $621,000 will be charged to operations over the vesting period of the stock options of which approximately $526,000 will be allocated to the Company under the terms of the ESA.

NOTE I - SHARE-BASED COMPENSATION (CONTINUED)

Stock option activity related to options granted to employees and non-employees under the Plans and related information for the year ended December 31, 2013 is provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2012	436,596	$ 36.00		
Granted	96,734	6.00		
Forfeited	(109,583)	(6.00)		
Exercised				
Outstanding at December 31, 2013	423,747	$ 33.00	5.26	
Vested or expected to vest	423,747	$ 33.00	5.26	
Options exercisable, December 31, 2013	322,982	$ 19.00	5.51	

Stock option activity related to options granted outside the Plans to both employees and non-employees and related information for the year ended December 31, 2013 is provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2012	147,414	$ 52.00	5.39	
Granted				
Forfeited	(625)			
Exercised				
Outstanding at December 31, 2013	146,789	$ 52.00	4.39	
Vested or expected to vest	146,789	$ 52.00	4.39	
Options exercisable, December 31, 2013	146,789	$ 31.00	4.39	

The Parent granted an aggregate of 147,414 options outside the Plans of which 23,125 were granted to non-employees.

NOTE I - SHARE-BASED COMPENSATION (CONTINUED)

The weighted-average grant date fair value of options granted during the year ended December 31, 2013 was $7.65 share. The fair value of each option award was estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	2013
Dividend yield	-
Expected volatility	107.63% - 111.30%
Risk-free interest rate	0.25% - 1.31%
Expected life (in years)	4 - 5
Fair value of common stock	$7.60 - $8.00

The weighted-average expected life for the options granted in 2013 reflects the alternative simplified method permitted by authoritative guidance, which defines the expected life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. Expected volatility for the 2013 option grants is based on an average of the Parent's volatility plus comparable companies over the same number of years as the expected life.

As of December 31, 2013, there was approximately $307,000 of unrecognized compensation cost related to options issued of which approximately $220,000 shall be allocated to Bonds.com, Inc. This amount is expected to be recognized over the remaining estimated life of the options, which on a weighted-average basis is approximately 2.5 years.

There were no options exercised during 2013. Tax benefits related to option exercises were not deemed to be realized as net operating loss carryforwards are available to offset taxable income computed without giving effect to the deductions related to option exercises.

Non-cash compensation expense relating to stock options was calculated by using the Black-Scholes option-pricing model, amortizing the value calculated over the vesting period and applying a zero forfeiture percentage as estimated by the Parent's management using historical information. The Parent recognizes compensation cost for option awards that have graded vesting schedules on a straight-line basis over the requisite service period for the entire award which is anywhere between 0-4 years.

NOTE J - CREDIT RISK

The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing brokerage firm. The Company is exposed to risks resulting from non-performance by its counterparties. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase its risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required to be taken by the Company.

NOTE K - NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2013, the Company had net capital of $857,486 which was $757,486 in excess of its required net capital of $100,000.

NOTE K - NET CAPITAL REQUIREMENTS (CONTINUED)

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

NOTE L - CO-EMPLOYMENT AGREEMENT

The Parent has a client service agreement with a Co-employer (defined in the client service agreement), a nonrelated entity. The Parent's and the Company's employees are on the Co-employer's payroll and withholding system which is responsible for providing the payroll and tax withholdings payments and reports for the Parent's and Company's employees. In exchange, the Co-employer receives an administrative fee. Payroll and related benefits are then allocated or charged to the Company as described in Note G.

NOTE M - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

In 2007, the Parent adopted the ADP TotalSource Retirement Savings Plan covering voluntary contribution by employees of the Parent into its 401(k) plan and the Company's safe harbor matching contributions. Eligibility is extended to all full-time employees who have been with the Parent for more than three months.

The Parent is obligated under Sections 414(m), (n) and (o) of the Internal Revenue Code to treat the Parent's co-employees as its employees for purposes of any qualified retirement plan or welfare benefit plan sponsored by the Parent.

NOTE N - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

The Company leases office facilities and equipment under long-term operating lease agreements with various expiration dates and renewal options. The following is a schedule of future minimum rental payments required under operating leases as of December 31, 2013:

Year Ending December 31,	
2014	$ 209,659
2015	8,670
Thereafter	-
Total minimum payments required	$ 218,329

[2] Management Incentive Plan:

On October 12, 2013, the Parent established a Management Incentive Plan ("Bonus Pool") of $375,000 cash, $225,000 payable at December 15, 2013 and $150,000 payable at February 15, 2014. Additionally, the Bonus Pool contains possible further cash payments contingent on the future adjusted EBITDA of the Parent, minus $375,000 generated from November 1, 2013 through to the close of business on June 30, 2014 (or "Performance Period"). In the event of a Change of Control, the additional Bonus Pool will not be less than $100,000.

NOTE N - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[3] Customer complaints and arbitration:

From time to time, the Company may be a defendant or co-defendant in arbitration matters incidental to its retail and institutional brokerage business. The Company may contest the allegations in the complaints in these cases and the Company carries errors and omissions insurance policy to cover such incidences. The policy terms require that the Company pay a deductible of $50,000 per incidence. The Company is not currently subject to any customer complaints or arbitration claims and therefore has not accrued any liability with regards to these matters.

[4] Regulatory compliance:

The Company was examined by FINRA for the periods September 2008 through June 2010 and July 2011 through January 2012. During the examinations FINRA identified some exceptions and referred to FINRA Enforcement the following exceptions: i) violations emanating from the expense-sharing agreement the Parent had with the Company, and related net capital issues; ii) objections to a revenue-sharing agreements with another broker-dealer that raised markup issues; and, iii) non-compliance with transaction agreements between member and non-member organizations. On October 4, 2013, the Company executed a Letter of Acceptance, Waiver and Consent with FINRA, accepting and consenting, without admitting or denying the findings of FINRA. The Company consented to the imposition of a censure and a $25,000 fine.

NOTE O - SUBSEQUENT EVENTS

On February 26, 2014, the Parent issued secured promissory notes to existing preferred shareholders (the "Bridge Notes"). The aggregate principal amount of the Bridge Notes is $1,500,000, and the outstanding principal amount under each Bridge Note will accrue simple interest at a rate of 10% per annum. Each Bridge Note has a maturity date of the earlier of three months after the date of such note, or the date of any change of control transaction, as defined in the Bridge Notes. The Bridge Notes are secured by the Parent's capital stock in the Company.

On February 26, 2014, the Company received $1,500,000 from the above financing from its Parent to pay-down the receivable balance.